UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549
FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
ASA Gold and Precious Metals Limited (Exact name of registrant as specified in its charter)

Bermuda (State of incorporation or organization)	98-6000252 (IRS Employer Identification No.)

Three Canal Plaza, Suite 600 Portland, ME (Address of principal executive offices)	04101 (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Rights to Purchase Common Shares	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box.  ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates:
n/a
(If applicable)

Securities to be registered pursuant to Section 12(g) of the Act: none

Item 1. Description of Registrant’s Securities to be Registered.

On August 22, 2024, the Rights Plan Committee (the “Committee”) of the Board of Directors (the “Board”) of ASA Gold and Precious Metals Limited, a Bermuda exempted limited liability company (the “Company”), authorized and declared a dividend distribution of one right (each, a “Right”) for each outstanding common share, par value $1.00 per share, of the Company (the “Common Shares”). The dividend is payable to holders of record as of the close of business on September 9, 2024 (the “Record Date”).

Each Right entitles the registered holder thereof to purchase from the Company, when exercisable and subject to adjustment, one Common Share, at a purchase price of $1.00 per share, subject to adjustment (the “Purchase Price”). The description and complete terms of the Rights are set forth in a Rights Agreement (the “Rights Agreement”), dated as of August 23, 2024, between the Company and Computershare Trust Company, N.A., as rights agent.

The following is a summary of the material terms of the Rights Agreement, and is qualified in its entirety by reference to the full text of the Rights Agreement, which is attached as Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed August 23, 2024, and is incorporated by reference herein.

Rights Certificates; Exercise Period; Term

Initially, the Rights will be attached to all Common Share certificates then outstanding (or for book entry Common Shares, the Rights will be represented by notations in the respective book entry accounts), and no separate rights certificates (“Rights Certificates”) will be distributed. Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Common Shares and a distribution date for the Rights (the “Distribution Date”) will occur upon the earlier of the (i) tenth (10th) business day following a public announcement (or, if the tenth (10th) business day after such public announcement occurs before the Record Date, the close of business on the Record Date) that a person or group of affiliated or associated persons (such person or group being an “Acquiring Person”), other than certain exempt persons, has acquired beneficial ownership of fifteen percent (15%) or more of the outstanding Common Shares (including ownership of derivative securities which have an exercise or conversion privilege or a settlement payment or mechanism at a price related to the Common Shares or a value determined in whole or part with reference to, or derived in whole or in part from, the market price or value of the Common Shares), other than as a result of (a) pre-existing beneficial ownership in excess of the applicable threshold (in which case such person shall become an Acquiring Person if they become the beneficial owner of additional Common Shares representing more than 0.25% of the outstanding Common Shares), (b) repurchases of Common Shares or securities convertible or exchangeable into Common Shares by the Company, (c) certain inadvertent acquisitions or (d) certain other situations (as specified in the Rights Agreement) and (ii) tenth (10th) business day (or such later date as the Committee may determine) following the commencement of a tender or exchange offer by any person that would result in a person or group becoming an Acquiring Person. For purposes of the Rights Agreement, beneficial ownership is defined to include derivative securities.

Until the Distribution Date, (i) the Rights will be evidenced by the Common Share certificates (or, for book entry Common Shares, by the notations in the respective book entry accounts) and will be transferred with, and only with, such Common Shares, (ii) new Common Share certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference (for book entry Common Shares, this legend will be contained in the notations in book entry accounts) and (iii) the surrender for transfer of any Common Shares outstanding will also constitute the transfer of the Rights associated with such Common Shares.

The Rights are not exercisable until the Distribution Date and will expire at the close of business on December 20, 2024, unless the Rights are earlier redeemed, exchanged or terminated.

As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of Common Shares (or notices will be provided to holders of book entry Common Shares) as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Committee, only Common Shares issued prior to the Distribution Date will be issued with the Rights.

Change of Exercise of Rights Following Certain Events

The following described events are referred to as “Triggering Events.”

(a)       Flip-In Event. In the event that a person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon exercise and payment of the Purchase Price, one Common Share per Right. Notwithstanding any of the foregoing, following the occurrence of a person becoming an Acquiring Person, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person (or by certain related parties) will be null and void and any holder of such Rights (including any purported transferee or subsequent holder) will be unable to exercise or transfer any such Rights. However, Rights are not exercisable following the occurrence of a person becoming an Acquiring Person until the Distribution Date.

(b)       Flip-Over Events. In the event that, at any time after a person has become an Acquiring Person, (i) the Company engages in a merger or other business combination transaction in which the Company is not the continuing or surviving corporation, (ii) the Company engages in a merger or other business combination transaction in which the Company is the continuing or surviving corporation and the Common Shares of the Company are changed or exchanged, or (iii) fifty percent (50%) or more of the Company’s assets, cash flow, or earning power is sold or transferred, each holder of a Right (except Rights that have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise and payment of the Purchase Price, one common share of the acquiring company per Right.

Redemption

At any time until the earlier of (i) ten (10) business days following public announcement that an Acquiring Person has become such (the “Stock Acquisition Date”) (or, if the Stock Acquisition Date shall have occurred prior to the Record Date, ten (10) business days following the Record Date) or (ii) the expiration of the Rights Agreement, the Committee may direct the Company to redeem all but not less than all of the then outstanding Rights, at a price of $0.001 per Right (payable in cash or other consideration deemed appropriate by the Committee), subject to adjustment as provided in the Rights Agreement (the “Redemption Price”). Immediately upon the action of the Committee directing the Company to redeem the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price. The Rights may only be exercised once the Company’s right to redeem the Rights has expired.

Exchange of Rights

At any time after a person or group of affiliated or associated persons becomes an Acquiring Person but before any person acquires beneficial ownership of fifty percent (50%) or more of the outstanding Common Shares, the Committee may direct the Company to exchange the Rights (other than Rights owned by such person or certain related parties, which will have become null and void and non-transferable as described above), in whole or in part, at an exchange ratio of one Common Share per Right (subject to adjustment). If there are insufficient authorized Common Shares to effect an exchange of the Rights, the Company may substitute cash, other securities having equivalent rights, preferences, and privileges to the Common Shares, debt securities, other assets or any combination of the foregoing having a value equal to one Common Share in lieu of Common Shares. Immediately upon the action of the Committee directing the Company to exchange the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the number of Common Shares (or cash, other equivalent securities, debt securities or other assets) equal to the number of Rights held by such holder multiplied by the exchange ratio.

Certain Adjustments

In order to preserve the actual or potential economic value of the Rights, the number of Common Shares or other securities issuable upon exercise of the Rights and the number of Rights associated with each outstanding Common Share are all subject to adjustment by the Committee pursuant to certain customary anti-dilution provisions.

No Shareholder Rights Prior to Exercise

Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

Amendment of Rights Agreement

Subject to certain exceptions specified in the Rights Agreement, for so long as the Rights are then redeemable, the terms of the Rights and the Rights Agreement may be amended without the approval of any holders of Rights. Subject to certain exceptions specified in the Rights Agreement, after the Rights are no longer redeemable, the provisions of the Rights Agreement may be amended by the Company, without the approval of any holder of Rights, including to shorten or lengthen any time period under the Rights Agreement, so long as no such amendment (a) adversely affects the interests of the holders of the Rights as such, (b) causes the Rights Agreement to become amendable other than as already provided in the Rights Agreement or (c) causes the Rights to again become redeemable.

Certain Anti-Takeover Effects; Miscellaneous

The Rights are not intended to prevent a takeover of the Company and should not interfere with any merger or other business combination approved by the Board. However, the Rights may cause substantial dilution to a person or group of affiliated or associated persons that acquires beneficial ownership of fifteen percent (15%) or more of the outstanding Common Shares (existing holders owning fifteen percent (15%) or more of the outstanding Common Shares will only trigger the rights plan if they become the beneficial owner of additional Common Shares following the date of adoption that represent more than 0.25% of the outstanding Common Shares). As a result, the overall effect of the Rights may be to render more difficult or discourage a change of the Company’s investment advisor or a merger, tender offer, or other business combination involving the Company that is not supported by the Board.

A copy of the Rights Agreement is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the full text of the Rights Agreement, a copy of which has been filed as Exhibit 4.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on August 23, 2024 and is incorporated by reference herein.

Item 2. Exhibits.

Exhibit No.	Description
4.1	Rights Agreement, dated as of August 23, 2024, by and between ASA Gold and Precious Metals Limited and Computershare Trust Company, N.A., as rights agent, which includes as Exhibit A the Form of Rights Certificate. (Incorporated by reference to Exhibit 4.1 to the Form 8-K filed by ASA Gold and Precious Metals Limited on August 23, 2024)

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: August 23, 2024

ASA GOLD AND PRECIOUS METALS LIMITED

By:	/s/ Axel Merk
Name:	Axel Merk
Title:	Chief Operating Officer